UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

PACIFIC CMA, INC.

(Exact name of Registrant as specified in its charter)

Colorado	0-27653	84-1475073
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

4750 Table Mesa Drive Boulder, Colorado	80305
(Address of principal executive offices)	(Zip Code)

N.C. CAPITAL MARKETS, INC. CONSULTING AGREEMENT

(Full title of the plan)

Lam, Alfred

Pacific CMA, Inc.

4750 Table Mesa Drive

Boulder, Colorado 80305

(Name and address of agent for service)

(303) 494-3000

(Telephone number, including area code, of agent for service)

Copy To:

Gary S. Joiner

Frascona Joiner Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, CO 80305

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share (1)	Proposed maximum aggregate offeringprice	Amount of registration fee
Common stock, no par value	32,000 shares	$ 0.74	$ 23,680	$1.92

(1) Estimated pursuant to Rule 457 (h) (1) under the Securities Act, solely for the purpose of calculating the registration fee, based on the price at which the options may be exercised or the shares were granted.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

ITEM 1. PLAN INFORMATION.*

ITEM 2. REGISTRANT INFORMATION AND EMPLOYEE PLAN ANNUAL INFORMATION.*

* The document(s) containing the information specified in Part I of Form S-8 will be sent or given to participants as specified by Rule 428(b) (1) promulgated by the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933 (the "Securities Act"). Such document(s) are not being filed with the Commission, but constitute (along with the documents incorporated by reference into the Registration Statement pursuant to Item 2 of Part II hereof) a prospectus that meets the requirements of Section 10(a) of the Securities Act.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3. INCORPORATION OF DOCUMENTS BY REFERENCE.

The following documents previously or concurrently filed by the Company with the Commission are hereby incorporated by reference into this Registration Statement:

    The Companys Annual Report on Form 10-KSB/A for the fiscal year ended December 31, 2002 (the "Annual Report") filed by the Company (SEC File No. 0-27653) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with the Commission on June 17, 2003.

(b) All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the Annual Report referred to in (a) above.

(c) The description of the Companys Common Stock set forth under the caption "Description of Securities" in its 10-SB/A Registration Statement filed with the Commission on December 21, 1999, is hereby incorporated by reference.

All of the above documents and documents subsequently filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed incorporated by reference into this Registration Statement and to be a part thereof from the date of the filing of such documents. Any statement contained in the documents incorporated, or deemed to be incorporated, by reference herein or therein shall be deemed to be modified or superseded for purposes of this Registration Statement and the prospectus which is a part hereof (the "Prospectus") to the extent that a statement contained herein or therein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein or therein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement and the Prospectus.

All documents incorporated by reference herein will be made available to all participants of the N.C. Capital Markets, Inc. Consulting Agreement without charge, upon written or oral request. Other documents required to be delivered to participants pursuant to Rule 428(b) (1) under the Securities Act of 1933 are also available without charge, upon written or oral request. All requests for documents shall be directed to:

Pacific CMA, Inc.

c/o Gary S. Joiner

Frascona Joiner Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, Colorado

(303) 494-3000

ITEM 4. DESCRIPTION OF SECURITIES.

Not applicable.

ITEM 5. INTERESTS OF NAMED EXPERTS AND COUNSEL.

Not applicable.

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company is a Colorado corporation. The Colorado Business Corporation Act provides authority for broad indemnification of officers, directors, employees and agents of a corporation, with certain specified exceptions.

Article SEVENTH (c) of the Companys Articles of Incorporation provides that the Company shall have the power to indemnify its directors, officers, employees and agents to the maximum extent permitted by law.

Article VI, Section 1 of the Companys By-Laws provides for extensive indemnification of its directors, officers, employees and agents.

At the present time, the Company does not have any officer-director liability insurance, nor does the Company have indemnification agreements with any of its directors, officers, employees or agents.

ITEM 7. EXEMPTION FROM REGISTRATION CLAIMED.

Not Applicable.

ITEM 8. EXHIBITS.

See the Exhibit Index following the signature page in this Registration Statement, which Exhibit Index is incorporated herein by reference.

ITEM 9. UNDERTAKINGS.

(a) The undersigned Company hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to: (i) include any prospectus required by Section 10(a) (3) of the Securities Act; (ii) reflect in the prospectus any facts or events arising after the effective date of the Registration Statement which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424 (b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and (iii) include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; PROVIDED, HOWEVER, that provisions (i) and (ii) of this undertaking do not apply if the information required to be included in a post--effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Company pursuant to the Exchange Act that are incorporated by reference into the Registration Statement;

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The Company hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Companys annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plans annual report pursuant to Section 15 (d) of the Exchange Act) that is incorporated by reference in Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and, is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

The Registrant: Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Hong Kong on June 26, 2003.

PACIFIC CMA, INC.

By:/S/ ALFRED LAM

Alfred Lam, Chairman

Date: June 26, 2003

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

By:/S/ ALFRED LAM

Alfred Lam, Chairman and Treasurer

By: /S/ DAISY

Daisy Law, Chief Accounting Officer

By:/S/ SCOTT TURNER

Scott Turner, President and Director

By:/S/ LOUISA CHAN

Louisa Chan, Director

By:/S/ HENRIK M. CHRISTENSEN

Henrik M. Christensen, Director

By:/S/ KAZE CHAN

Kaze Chan, Director

Date: June 26, 2003

PACIFIC CMA, INC.

EXHIBIT INDEX TO

FORM S-8 REGISTRATION STATEMENT

EXHIBIT NO.	DESCRIPTION
10.1	N.C. Capital Markets, Inc. Consulting Agreement
5.1	Opinion of Gary S. Joiner
23.1	Consent of Moores Rowland
23.2	Consent of Gary S. Joiner

Exhibit 10.1

CONSULTING AGREEMENT

N.C. Capital Markets, Inc.

18952 MacArthur Boulevard, Suite 315

Irvine, California 92612

949-500-3610

Date 7/17/02

Pacific CMA, Inc.

4750 Table Mesa Dr.

Boulder, CO 80305

Attn: Alfred Lam

Dear Mr. Lam:

This is to identify the services and pricing that NC Capital Markets, Inc. ("NCCM"), a wholly-owned subsidiary of The National Capital Companies, Inc., its successors, and affiliates, Steve Fryer and George Moseman, known as NC Capital Company ("NCCC"), are able to provide as investment Banker/Financial Advisors to Pacific CMA, Inc., (OTCBB: PCCM) (the "Company") with respect to financial advisory, corporate finance and merger and acquisition matters for the Twelve month period commencing the date hereof. In connection with duties to be performed hereunder by NCCC or its affiliates, each shall devote such business time and attention to matters on which the Company shall request its services. NCCC and/or its affiliates in Irvine, California, Oklahoma City, Oklahoma and/or New York, NY shall render all services.

A. Financial Advisory Services

During the term of this agreement, NCCC shall provide the Company with such regular and customary financial advisory services as are reasonably requested by the Company, provided that NCCC shall not be required to undertake duties not reasonably within the scope of the services in which it is generally engaged. In performance of its duties, NCCC shall provide the Company with the benefits of its best judgment and efforts. It is understood and acknowledged by the parties that the value of NCCC's advice is not measurable in a quantitative manner and NCCC shall be obligated to render advice, upon the request of the Company, in good faith, as shall be determined by NCCC. NCCC's duties may include, but will not necessarily be limited to:

(i) Advice regarding the formation of corporate goals and their implementation; and

(ii) Advice regarding the financial structure of the Company or its divisions or any programs and projects undertaken by any of the foregoing; and

(iii) Advice regarding obtaining financing including debt and equity; and

(iv) Advice regarding corporate organization, personnel or needed specialty skills; and

(v) Advice regarding obtaining PR, IR and/or advertising firms or mediums; and

(vi) Capital structures, banking methods and systems, financial transactions; and

(vii) Broker/dealer and/or institutional investor contacts and introductions for Client; and

(viii) Analyst Report issued by National Capital; and

The Company acknowledges that NCCM and its affiliates are in the business of providing financial advisory services (of all types contemplated by this agreement) to others. Nothing herein contained shall be construed to limit or restrict NCCM or its affiliates in conducting such business with respect to others or in rendering such advice to others.

B. Compensation

In consideration of financial advisory services which will include a sponsorship for the FSX meeting in Phoenix on July 19-20 at a cost of $2,750 to PCCM, assistance in debt raising capital, and other duties as may be determined later, Company agrees to (i) pay NCCM a non-refundable due diligence and document review fee of $5,000 cash, which shall be payable upon the execution of this letter, and (ii) issue to NCCC, or its designee(s), 50,000 shares of common stock to be held by NCCC or its designee(s) as a long-term investment, payable upon the execution of this letter and (iii) a grant to NCCC, or its designee(s), of 100,000 shares of common stock at a price of $0.50 each exercisable at any time during this contract period. (iv) a monthly payment to Fryer and Moseman (NCCC) of $5,000 plus pre-approved expenses for the duration of the contract (until canceled by either party) payable by the 10th day of the following month after the signing of the contract. For NCCC's capital raising activities it will receive a ten percent (10%) fee and a 3% expense fee. If a debt financing agreement is consummated during the term of this agreement a fee equal to five percent (5%) of the gross proceeds will be paid to NCCC

The payments referenced in this paragraph shall be in addition to any other compensation and reimbursement of expenses described herein.

C. Future Financings

See compensation.

D. Acquisition Transaction

For purposes of this agreement, the term "Acquisition Transaction" means (i) any merger, consolidation, reorganization or other business combination pursuant to which the businesses of a third party are combined with that of the Company, (ii) the acquisition, directly or indirectly, by the Company of all or a substantial portion of the assets or common equity of a third party by way of negotiated purchase or otherwise or (iii) the acquisition, directly or indirectly, by a third party of all or a substantial portion of the assets or common equity of the Company by way of negotiated purchase or otherwise.

In connection with a proposed Acquisition Transaction, NCCC's advisory services will include the following: (i) assistance in the evaluation of a third party from a financial point of view, (ii) assistance and advice with respect to the form and structure of the Acquisition Transaction and the financing thereof, (iii) conducting discussions and negotiations regarding an Acquisition Transaction and (iv) providing other related advice and assistance as the Company may reasonably request in connection with an Acquisition Transaction. NCCC will only advise on transactions in which NCCC has introduced a third party to the Company or as requested in writing by the Company. Any fees for services, as described herein, shall be limited to only those transactions in which NCCC has introduced a party to the Company or a written request has been delivered to NCCC by the Company to help facilitate a Transaction.

For purposes of this agreement, "Consideration" means the aggregate value, whether in cash, securities, assumption (or purchase subject to) of debt or liabilities (including, without limitation, indebtedness for borrowed money, pension liabilities and guarantees) or other property, obligations or services, paid or payable directly or indirectly (in escrow or otherwise) or otherwise assumed in connection with an Acquisition Transaction. The value of such Consideration shall be determined as:

(a) the value of securities, liabilities, obligations, property and services shall be the fair market value as we shall mutually agree upon at the date of the closing of the Acquisition Transaction; and

(b) the value of indebtedness, including indebtedness assumed, shall be the face amount.

If the Consideration payable in an Acquisition Transaction includes contingent payments to be calculated by reference to uncertain future occurrences, such as future financial or business performance, then any fees of NCCC relating to such Consideration shall be payable at the time of the receipt of such.

In connection with our services, you agree that if, during the term of this agreement or, within one year thereafter, an Acquisition Transaction is consummated with a third party introduced by NCCC, or the Company enters into a definitive agreement with a third party introduced by NCCC, which at any time thereafter results in an Acquisition Transaction, you will pay NCCC a transaction fee equal to five percent (5%) of the Consideration; provided, however, if the Company (directly or through a third party) procures the other party through an Acquisition Transaction without the direct or indirect introduction by NCCC, the Company shall pay NCCC a fee equal to one percent (1%) of Consideration, with a minimum payment of Twenty Five Thousand ($25,000) Dollars, but only in the event NCCC provides advisory services to the Company in connection with the Acquisition Transaction. The Company in writing to NCCC must request such services. If NCCC does not provide any services to a third party transaction as described above, the Company will not be liable for any fees to NCCC.

E. General

The services to be provided by NCCC hereunder do not include the giving of tax, legal, regulatory, actuarial or other specialist advice or the provision of any other services unless NCCC specifically agrees in writing to provide such services. NCCC will have no liability in respect of any services or advice provided to the Company by persons other than NCCC (including accountants, legal advisers and other specialist advisers) and the degree to which NCCC may rely on the work of such other persons shall not be affected by any limitation of liability for such work agreed between them and the Company.

NCCC will not be held responsible or liable for any due diligence for the Company in relation to any transaction (whether in terms of nature, extent, adequacy or performance). In particular, NCCC will not have any responsibility for due diligence which would normally be carried out by specialist advisers (such as accountancy, tax, legal or valuation advisers) notwithstanding that any information or advice from these advisers may be passed on to NCCC or passed on by NCCC to the Company. It is solely the Company's responsibility to ensure that the information and advice relating to such due diligence is received and considered by the Company and is adequate for the purposes of the transaction.

Notwithstanding that NCCC is not held responsible or liable for due diligence, NCCC reserves the right at its absolute discretion and for its own purposes to take whatever steps it may consider appropriate to satisfy itself as to the accuracy and completeness of any public documents issued in connection with any transaction and the Company agrees to co-operate fully with NCCC in the taking of such steps.

If NCCC thinks it necessary or desirable, it may delegate the performance of any of the services set out in this letter to any of its affiliated parties.

In addition to all other charges payable to NCCC as per the terms hereof, the, Company agrees to reimburse NCCC, upon requests made from time to time, for all of its reasonable pre-approved out-of-pocket expenses incurred in connection with its activities under this agreement.

F. Indemnity

The Company agrees to indemnify NCCM/NCCC and related persons in accordance with the indemnification letter annexed hereto as Schedule A, the provisions of which are incorporated herein in their entirety.

This letter, including Schedule A, constitutes the entire understanding of the parties with respect to the subject matter hereof and may not be altered or amended except in a writing signed by both parties. This agreement shall be governed by and construed under the laws of the State of California without regard to principles of conflicts of law thereof. Neither the execution and delivery of this letter by the Company nor the consummation of the transactions contemplated hereby will, directly or indirectly, with or without the giving of notice or lapse of time, or both: (i) violate any provisions of the Certificate of Incorporation or By-laws of the Company; or (ii) violate, or be in conflict with, or constitute a default under, any agreement, lease, mortgage, debt or obligation of the Company or require the payment, any pre-payment or other penalty with respect thereto.

This agreement will supercede all previous agreements with Donner and Fryer& Associates upon signing.

If the foregoing correctly sets forth the terms of our agreement, kindly so indicate by signing and returning the enclosed copy of this letter, along with a check made payable to NC Capital Company in the appropriate amount as per the terms of this letter.

NC Capital Company

By: /S/ STEPHEN J. FRYER

By: /S/ GEORGE MOSEMAN

ACCEPTED AND AGREED TO

this ____ day of ________, 2002:

By:

SCHEDULE A- INDEMNIFICATION

Recognizing that matters of the type contemplated in this engagement sometimes result in litigation and that NCCC's role is advisory, the Company agrees to indemnify and hold harmless NCCC, its affiliates and their respective officers, directors, employees, agents and controlling persons (collectively, the "Indemnified Parties"), from and against any losses, claims, damages and liabilities, joint or several, related to or arising in any manner out of any transaction, financing, proposal or any other matter (collectively, the "Matters") contemplated by the engagement of NCCC hereunder, and will promptly reimburse the Indemnified Parties for all expenses (including fees and expenses of legal counsel) as incurred in connection with the investigation of, preparation for or defense of any pending or threatened claim related to or arising in any manner out of any Matter contemplated by the engagement of NCCC hereunder, or any action or proceeding arising therefrom (collectively, "Proceedings"), whether or not such Indemnified Party is a formal party to any such Proceeding. Notwithstanding the foregoing, the Company shall not be liable in respect of any losses, claims, damages, liabilities or expenses that a court of competent jurisdiction shall have determined by final judgment resulted solely from the gross negligence or willful misconduct of an Indemnified Party. The Company further agrees that it will not, without the prior written consent of NCCC, settle, compromise or consent to the entry of any judgment in any pending or threatened Proceeding in respect of which indemnification may be sought hereunder (whether or not NCCC or any Indemnified Party is an actual or potential party to such Proceeding), unless such settlement; compromise or consent includes an unconditional release of NCCC and each other Indemnified Party hereunder from all liability arising out of such Proceeding. In addition, NCCC agrees that it will not settle, compromise or consent to the entry of any judgment in any pending or threatened Proceeding in respect of which indemnification is sought under this Agreement, without the prior written consent of the Company, which consent shall not be unreasonably withheld, delayed or conditioned.

The Company agrees that if any indemnification or reimbursement sought pursuant to this letter is held by a court for any reason to not be available to any Indemnified Party or insufficient to hold it harmless as and to the extent contemplated by this letter, then the Company shall contribute to the amount paid or payable by such Indemnified Party in respect of losses, claims, damages and liabilities in such proportion as is appropriate to reflect the relative benefits to the Company and its stockholders on the one hand, and NCCC on the other, in connection with the Matters to which such indemnification or reimbursement relates or, if such allocation is not permitted by applicable law, not only such relative benefits but also the relative faults of such parties to the Company and/or its stockholders and to NCCC with respect to NCCC's engagement shall be deemed to be in the same proportion as (i) the total value paid or received or to be paid or received by the Company and/or its stockholders pursuant to the Matters (whether or not consummated) for which NCCC is engaged to render financial advisory services bears to (ii) the fees paid to NCCC in connection with such engagement. In no event shall the Indemnified Parties contribute or otherwise be liable for an amount in excess of the aggregate amount of fees actually received by NCCC pursuant to such engagement (excluding amounts received by NCCC as reimbursement of expenses).

The Company further agrees that no Indemnified Party shall have any liability (whether direct of indirect, in contract or tort or otherwise) to the Company for or in connection with NCCC's engagement hereunder except for losses, claims, damages, liabilities or expenses that a court of competent jurisdiction shall have determined by final judgment resulted solely from the gross negligence or willful misconduct of such Indemnified Party. The indemnity, reimbursement and contribution obligations of the Company shall be in addition to any liability which the Company may otherwise have and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Company or an Indemnified Party.

The indemnity, reimbursement, contribution provisions set forth herein shall remain operative and in full force and effect regardless of (i) any withdrawal, termination or consummation of or failure to initiate or consummate any Matter referred to herein, (ii) any investigation made by or on behalf of any party hereto or any person controlling (within the meaning of Section 15 of the Securities Act of 1933, as amended, or Section 20 of the Securities Exchange Act of 1934, as amended) any party hereto, (iii) any termination or the completion or expiration of this letter or NCCC's engagement and (iv) whether or not NCCC shall, or shall not be called upon to, render any formal or informal advice in the course of such engagement.

EXHIBIT 5.1

Gary S. Joiner

Frascona Joiner Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, CO 80305

Phone: (303) 494-3000

Facsimile: (949) 494-6309

June 26, 2003

Pacific CMA, Inc.

4750 Table Mesa Drive

Boulder, CO 80305

Re: Registration Statement on Form S-8

Ladies and Gentlemen:

At your request, we have examined the Registration Statement on Form S-8 (the "Registration Statement") as proposed to be filed by you with the Securities and Exchange Commission in connection with the registration under the Securities Act of 1933, as amended, of the offer and sale of 32,000 shares of Common Stock, no par value per share, (the "Common Stock"), of Pacific CMA, Inc., a Colorado corporation (the "Company"), as compensation for services rendered pursuant to the Consulting Agreement between the Company and N.C. Capital Markets, Inc., dated July 17, 2002. We have further examined the proceedings that you have previously taken and are familiar with the additional proceedings proposed to be taken in connection with the authorization, issuance, and sale of the Common Stock.

Subject to compliance with applicable state securities and "Blue Sky" laws, we are of the opinion that the Common Stock, upon issuance and sale (or resale, if applicable), in the manner described in the Registration Statement, will be (or has been and is, if applicable), legally issued and fully paid, and will (or does, if applicable) constitute nonassessable securities of the Company.

Very truly yours,

/S/ GARY S. JOINER

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

EXHIBIT 23.1

Moores Rowland

34th Floor, The Lee Gardens

33 Hysan Avenue

Causeway Bay, Hong Kong

Telephone (852) 2090 5555

Facsimile (852) 2810 0032

June 26, 2003

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

We consent to the inclusion, through incorporation by reference, in this Registration Statement on Form S-8, of our report dated April 9, 2003, except for note 3(#) as to which the date is May 26, 2003, on our audit of the consolidated financial statements of Pacific CMA, Inc., which covered the consolidated balance sheets as of December 31, 2001 and 2002, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002, contained in the Registrants' annual report on Form 10-KSB/A.

Moores Rowland

Chartered Accountants

Certified Public Accountants

Hong Kong

Exhibit 23.2

Gary S. Joiner

Frascona Joiner Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, CO 80305

Phone: (303) 494-3000

Facsimile: (949) 494-6309

June 26, 2003

Pacific CMA, Inc.

4750 Table Mesa Drive

Boulder, CO 80305

Re: Registration Statement on Form S-8

Ladies and Gentlemen:

We hereby consent to being named in your Registration Statement on Form S-8 as the attorneys who will pass on legal matters in connection with the sale of the shares referred to therein, and to the filing of our opinion as an Exhibit to the Registration Statement.

Very truly yours,

/S/ GARY S. JOINER

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.